

Mail Stop 3561

July 28, 2017

Susan M. Villare
Chief Financial Officer
Sonus Networks, Inc.
4 Technology Park Drive
Westford, Massachusetts 01886

>   **Re: Sonus Networks, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 27, 2017**
>   **File No. 001-34115**

Dear Ms. Villare:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Sonus Networks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 64

Goodwill and Intangible Assets, page 68

1. We note your disclosure here that you performed your step one assessment as of November 30, 2016, 2015, and 2014, and concluded each year that it was not more likely than not that the fair value of your reporting unit was less than its carrying value. Given your history of net operating losses, please explain to us how you determined a quantitative test was unnecessary. Refer to the guidance in FASB ASC 350-20-35-3A through 3G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3377 if you have questions regarding this comment on the financial statements and related matters.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure